Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-215400

Dated April 16, 2018

Supplementing the

Preliminary Prospectus Supplements dated April 16, 2018

(To Prospectus dated April 16, 2018)

PRICING TERM SHEET

April 16, 2018

Clovis Oncology, Inc.

Offerings of

$300,000,000 Aggregate Principal Amount of

1.25% Convertible Senior Notes due 2025

and

1,837,898 Shares of Common Stock

The information in this pricing term sheet relates to the offering by Clovis Oncology, Inc. of its 1.25% Convertible Senior Notes due 2025 (the “Notes Offering”) and the offering by Clovis Oncology, Inc. of shares of its common stock, par value $0.001 per share (the “Common Stock Offering”), and should be read together with the preliminary prospectus supplement, dated April 16, 2018, relating to the Notes Offering (the “Notes Offering Preliminary Prospectus Supplement”), or the preliminary prospectus supplement, dated April 16, 2018, relating to the Common Stock Offering (the “Common Stock Offering Preliminary Prospectus Supplement” and, together with the Notes Offering Preliminary Prospectus Supplement, the “Prospectus Supplements”). The information in this pricing term sheet supersedes the information in the applicable Preliminary Prospectus Supplement to the extent inconsistent with the information in such Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the applicable Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Clovis Oncology, Inc. and not to its subsidiaries.

The Notes Offering and the Common Stock Offering are separate offerings that are being made pursuant to separate prospectus supplements. The closing of the Notes Offering is not conditioned upon the closing of the Common Stock Offering, and the closing of the Common Stock Offering is not conditioned upon the closing of the Notes Offering.

Common Stock Offering

Shares Offered	1,837,898 shares of our common stock, par value $0.001 per share (the “Common Stock”) (or, if the underwriters fully exercise their option to purchase additional shares, 2,113,582 shares of Common Stock).

Public Offering Price	$54.41 per share of Common Stock.

Ticker / Exchange	CLVS / NASDAQ Global Select Market (“NASDAQ”).

Underwriting Discount	$3.128575 per share of Common Stock, and $5,750,001.74 in the aggregate (or $6,612,499.81 in the aggregate, if the underwriters fully exercise their option to purchase additional shares of Common Stock).

Closing Date	April 19, 2018.

Use of Proceeds	The Issuer estimates that the net proceeds from the Common Stock Offering will be approximately $94.0 million (or approximately $108.1 million if the underwriters fully exercise their option to purchase additional shares) after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Issuer. The Issuer anticipates that it will use the net proceeds of the Common Stock Offering, together with the proceeds of the concurrent Notes Offering, for general corporate purposes, including sales and marketing expenses associated with Rubraca in the United States and, if approved by the European Commission, in Europe, funding of its development programs, general and administrative expenses, acquisition or licensing of additional product candidates or businesses and working capital. See “Use of Proceeds” in the Common Stock Offering Preliminary Prospectus Supplement for a more complete description of the intended use of proceeds.

Book-Running Managers	J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Notes Offering

Issuer	Clovis Oncology, Inc.

Ticker / Exchange forCommon Stock	CLVS / NASDAQ.

Trade Date	April 17, 2018.

Settlement Date	April 19, 2018.

Notes Offered	1.25% Convertible Senior Notes due 2025 (the “Notes”).

Aggregate Principal Amount Offered	$300,000,000 (or, if the underwriters fully exercise their option to purchase additional Notes, $345,000,000) aggregate principal amount of Notes.

Public Offering Price	100% of the principal amount of the Notes, plus accrued interest, if any, from the Settlement Date.

Maturity	May 1, 2025, unless earlier repurchased, redeemed or converted.

Stated Interest Rate	1.25% per annum.

Interest Payment Dates	May 1 and November 1 of each year, beginning on November 1, 2018.

Record Dates	April 15 and October 15.

Last Reported Sale Price per Share of Common Stock on NASDAQ on April 16, 2018	$54.41.

Conversion Premium	Approximately 40% above the Public Offering Price per share in the Common Stock Offering.

Initial Conversion Price	Approximately $76.17 per share of our Common Stock.

Initial Conversion Rate	13.1278 shares of our Common Stock per $1,000 principal amount of Notes.

Underwriting Discount	2.75% of the principal amount of the Notes, or $8,250,000 in the aggregate (or $9,487,500 in the aggregate, if the underwriters fully exercise their option to purchase additional Notes).

Use of Proceeds	The Issuer estimates that the net proceeds from the Notes Offering will be approximately $291.0 million (or approximately $334.8 million if the underwriters fully exercise their option to purchase additional Notes) after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Issuer. The Issuer anticipates that it will use the net proceeds of the Notes Offering, together with the proceeds of the concurrent Common Stock Offering, for general corporate purposes, including sales and marketing expenses associated with Rubraca in the United States and, if approved by the European Commission, in Europe, funding of its development programs, general and administrative expenses, acquisition or licensing of additional product candidates or businesses and working capital. See “Use of Proceeds” in the Notes Offering Preliminary Prospectus Supplement for a more complete description of the intended use of proceeds.

Book-Running Managers	J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

CUSIP / ISIN Numbers	189464 AC4 / US189464AC48.

Increase to Conversion Rate in Connection with a Make-Whole Fundamental Change or During a Redemption Period	If the effective date of a make-whole fundamental change occurs prior to the maturity date, and a holder elects to convert its Notes in connection with such make-whole fundamental change, or if the Issuer issues a notice of redemption with respect to the Notes, and a holder elects to convert its Notes during the related redemption period, the Issuer will, subject to the provisions described in the Notes Offering Preliminary Prospectus Supplement under the caption “Description of notes—Conversion rights—Increase in conversion rate upon conversion upon a make-whole fundamental change or during a redemption period,” increase the conversion rate for the Notes so surrendered for conversion by the number of additional shares of Common Stock (the “additional shares”) set forth in the table below corresponding (after interpolation, as described below) to the applicable effective date/redemption notice date and stock price:

Effective Date/Redemption Notice Date	Stock Price
	$54.41	$61.00	$68.00	$76.17	$85.00	$100.00	$115.00	$130.00	$150.00	$175.00	$200.00	$250.00	$300.00
April 19, 2018	5.2511	4.2933	3.5259	2.8534	2.3113	1.6717	1.2493	0.9565	0.6885	0.4693	0.3244	0.1498	0.0515
May 1, 2019	5.2511	4.2703	3.4754	2.7836	2.2312	1.5873	1.1690	0.8837	0.6269	0.4213	0.2882	0.1314	0.0454
May 1, 2020	5.2511	4.2462	3.4159	2.6998	2.1340	1.4852	1.0725	0.7969	0.5545	0.3658	0.2468	0.1108	0.0380
May 1, 2021	5.2511	4.1943	3.3212	2.5770	1.9976	1.3475	0.9460	0.6858	0.4643	0.2983	0.1976	0.0870	0.0297
May 1, 2022	5.2511	4.0893	3.1640	2.3879	1.7968	1.1549	0.7763	0.5420	0.3524	0.2183	0.1414	0.0610	0.0209
May 1, 2023	5.2511	3.9023	2.9043	2.0894	1.4915	0.8803	0.5491	0.3608	0.2211	0.1313	0.0836	0.0366	0.0132
May 1, 2024	5.2511	3.5867	2.4526	1.5756	0.9908	0.4814	0.2592	0.1546	0.0889	0.0523	0.0343	0.0165	0.0070
May 1, 2025	5.2511	3.2656	1.5781	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates or redemption notice dates may not be set forth in the table above, in which case:

•	if the stock price is between two stock prices in the table or the effective date or redemption notice date, as the case may be, is between two effective dates or redemption notice dates, as applicable, in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates or redemption notice dates, as applicable, based on a 365- or 366-day year, as applicable;

•	if the stock price is greater than $300.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•	if the stock price is less than $54.41 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 18.3789 shares of Common Stock, subject to adjustment in the same manner as the conversion rate as set forth in the Notes Offering Preliminary Prospectus Supplement under the caption “Description of notes—Conversion rights—Conversion rate adjustments.”

* * *

The Issuer has filed a preliminary prospectus supplement and a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for each offering to which this communication relates. Before you invest, you should read the applicable preliminary prospectus supplement and the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in these offerings will arrange to send you the applicable preliminary prospectus supplement and the prospectus upon request to J.P. Morgan Securities LLC, Attention: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or (866) 803-9204; or Merrill Lynch, Pierce, Fenner & Smith Incorporated, at (800) 294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.